Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2015

Company overview

ArcelorMittal including its subsidiaries (“ArcelorMittal” or the “Company”) is the world’s leading integrated steel and mining company, with annual achievable production capacity of approximately 114 million tonnes of crude steel. ArcelorMittal had sales of $34.0 billion, steel shipments of 43.8 million tonnes, crude steel production of 47.8 million tonnes, iron ore production from own mines of 31.9 million tonnes and coal production from own mines of 3.1 million tonnes in the six months ended June 30, 2015 as compared to sales of $40.5 billion, steel shipments of 42.4 million tonnes, crude steel production of 46.1 million tonnes, iron ore production from own mines of 31.4 million tonnes and coal production from own mines of 3.6 million tonnes in the six months ended June 30, 2014. The Company had sales of $79.3 billion, steel shipments of 85.1 million tonnes, crude steel production of 93.1 million tonnes, iron ore production from own mines of 63.9 million tonnes and coal production from own mines of 7.0 million tonnes for the year ended December 31, 2014. As of June 30, 2015, ArcelorMittal had approximately 219,000 employees.

ArcelorMittal has steel-making operations in 19 countries on four continents, including 56 integrated and mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in the Americas, Africa, and Europe and is the sixth largest steel producer in the Commonwealth of Independent States (“CIS”) region. ArcelorMittal produces a broad range of high-quality steel finished and semi-finished products. Specifically, ArcelorMittal produces flat steel products, including sheet and plate, long steel products, including bars, rods and structural shapes. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its steel products primarily in local markets and through its centralized marketing organization to a diverse range of customers in over 170 countries including the automotive, appliance, engineering, construction and machinery industries.

ArcelorMittal has a global portfolio of 14 operating units with mines in operation and development and is among the largest iron ore producers in the world. The Company currently has iron ore mining activities in Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States and holds a minority position in Algeria. The Company also has projects under development or prospective development in Canada and India. The Company currently has coal mining activities in Kazakhstan and the United States. The Company also produces various types of mining products including iron ore lump, fines, concentrate and sinter feed, as well as coking coal, Pulverized Coal Injection (“PCI”) and thermal coal.

Key factors affecting results of operations

The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical. They are significantly affected by general economic conditions, as well as worldwide production capacity and fluctuations in international steel trade and tariffs. In particular, this is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal consumers of steel. After a period of continuous growth between 2004 and 2008, the sharp fall in demand resulting from the global economic crisis demonstrated the steel market’s vulnerability to volatility and sharp corrections. The last quarter of 2008 and the first half of 2009 were characterized by a deep slump in demand, as customers used up existing inventories rather than buying new stock. Since then, demand has improved but has been impacted by the onset of the eurozone crisis and more recently a slowdown in China and recessions in some large emerging markets (e.g. Brazil and Russia). In all cases, the weakness of apparent demand has been exacerbated by the inventory cycle. Moreover, the current weakness in demand and a ramp up in supply has caused iron ore prices to decline back to levels below those seen at the height of the financial crisis, and this is having a negative impact on profitability, not only directly in terms of marketable ore sales but also in the reduced benefit from the use of local captive ore.

The Company’s sales of iron ore to external customers as a percentage of overall mining sales has increased in recent years, due to the Company’s marketing efforts in anticipation of increasing mining production. Sales of iron ore to external parties increased in 2013, rising to 11.6 million tonnes for the year compared to 10.4 million tonnes in 2012. In 2014, sales of iron ore to external parties increased further to 14.4 million tonnes, due to rising output at Mines Canada and Liberia operations. However, while total sales of marketable iron ore rose again in the first half of 2015 to 20.1 million tonnes up from 19.8 million tonnes during the first half of 2014, actual sales to external customers fell slightly (6.5 million tonnes for the first half of 2015 compared to 6.7 million tonnes in the first half of 2014) as the Company shipped an increasing proportion at market prices internally.

The Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have remained volatile over the past few years but have broadly trended lower, with iron ore averaging only $60 per tonne (“/t”) cost inclusive of freight (CFR) China during the first half of 2015. This is down from an average of over $110 during the first half of 2014. With respect to iron ore and coal supply, ArcelorMittal’s growth strategy in the mining business is an important natural hedge against raw material price volatility. Volatility on steel margins aside, the results of the Company’s Mining segment is also directly impacted by iron ore prices, which were weaker in 2014, averaging $97/t. As the Mining segment’s production and external sales grow, the Company’s exposure to the impact of iron ore price fluctuations also increases. This means, among other things, that if iron ore prices were to remain around current levels ($50-55/t) due to additional supply or any further significant slowdown of Chinese steel production, this would continue to have a negative impact on ArcelorMittal’s revenues and profitability. However, during the first half of 2015 ArcelorMittal has reduced the costs of its total iron ore production by 14% year-on-year to keep its costs as internationally competitive as possible. However, the profitability of the Mining segment has weakened as lower selling prices have largely offset reduced costs and in the long-term the iron ore price could be negatively impacted by steel demand peaking in China.

One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and, in particular, the extent to which changes in raw material prices are passed through to steel selling prices. Complicating factors include the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have tended to react quickly to changes in raw material prices, due in part to the tendency of distributors to increase purchases of steel products early in an increasing cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as an average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs. In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials. Although this lag has been reduced recently by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”).

In 2014, steel demand in the developed markets of North America and Europe, which account for a majority of ArcelorMittal deliveries, rebounded, slightly in Europe and more strongly in the United States, fuelled by the strength of underlying demand but also the inventory cycle. During the first half of 2015, while underlying demand continued to rise in both markets, apparent demand in the United States has declined due to a reversal of the inventory cycle. This has been driven by the abnormally high level of imports last year, which rose 38% year-on-year to more than 40 million tonnes and is an example of how excess capacity in one region can negatively impact another. China has seen domestic demand decline year-on-year through both the second half of 2014 and the first half of 2015 as real steel demand declined due to the weakness of the real estate sector. At the same time, there has been a significant increase in exports from 82 million tonnes annualized in the first half of 2014 to 106 million tonnes annualized during the first half of 2015. While these exports are mainly directed to Asia, they are also increasingly sold into many of ArcelorMittal’s domestic markets. Moreover, steel demand has also declined in some other traditional net exporting regions during the first half of 2015, notably CIS and Japan, which has put added pressure on international export markets.

Overall, ArcelorMittal’s sales are predominantly derived from the sale of flat steel products, long steel products, and tubular products as well as of iron ore and coal. Prices of steel products, iron ore and coal, in general, are sensitive to changes in worldwide and regional demand, which, in turn, are affected by worldwide and country-specific economic conditions and available production capacity.

Economic environment[1]

After a weak start to 2015, indicators suggest that global GDP is expanding again at a moderate pace, having picked up only marginally from 2.5% year-on-year in 2013 to 2.6% in 2014. GDP growth in the eurozone and Japan is picking up, and the United States is expected to continue to expand at a robust pace despite another weak start to the year, while a broad-based slowdown is underway in many developing countries. Continued low commodity prices are affecting global activity, with consumer spending in commodity importing countries benefiting from lower oil prices holding inflation at record lows. In contrast, economic activity has slowed in commodity exporting countries (notably Russia and Brazil), which have raised policy interest rates to defend their currencies despite also having to tighten fiscal policy as commodity-related revenues have fallen.

Economic activity in the United States stalled at the start of the year as a result of another cold winter, disruptions to port activity and sharp cutbacks in capital expenditures in the energy sector. Also, the dollar has appreciated significantly over the past 12 months, largely driven by the markets anticipating the Federal Reserve (the US Central Bank), raising interest rates. The appreciation of the dollar is exerting downward pressure on capital flows to developing countries. However, lower energy prices, robust job creation of over 600,000 jobs in the second quarter and rising wages have bolstered consumer spending, supporting homebuilding and auto sales. Auto sales remain robust, up to 3.6% year-on-year in the second quarter of 2015 to 17.1 million units and highest first half year sales since 2005.

The recovery in the United Kingdom remains on track despite mixed data in the first quarter of 2015, including indications of weak construction and manufacturing activity. The recovery in the eurozone has progressed, supported by a weak euro, low oil prices, record low interest rates, and an improvement in bank credit supply conditions. Real GDP growth picked up from 0.3% quarter-on-quarter at the end of 2014 to 0.4% in the first quarter of 2015, with notable improvements in Spain and France. Additional monetary easing by the European Central Bank (“ECB”), including the launch in March 2015 of a quantitative easing program, has brought long-term interest rates to record lows and contributed to a substantial depreciation of the euro since mid-2014, which is supporting activity and is expected to gradually lift inflation from the current very low levels. Eurozone consumer spending accelerated in the first quarter, as lower energy prices boosted purchasing power. Investment growth strengthened in a number of countries, including Germany and the Netherlands, which was helped by the easing credit conditions and increasing business confidence. Fiscal policy is now broadly neutral, following several years of significant consolidation efforts. The turmoil in Greece is having wide-ranging repercussions for the Greek economy, but contagion to the eurozone as a whole has been limited so far. However, the risk remains that further deterioration may damage broader eurozone confidence in the face of persistent headwinds: elevated corporate leverage, financial fragmentation and significant slack in the labor markets of periphery countries.

Activity in China has continued to decelerate, leading to support from both monetary and fiscal stimuli. Fixed asset investment growth slowed to 15.2% in 2014, down from 19.4% in 2013, but is still the main driver of aggregate demand. In response to weaker real estate sales (down 8% year-on-year in 2014), new starts declined throughout 2014 and were down 16% year-on-year in the first half of 2015. However, real estate sales returned to growth by the middle of 2015, which should begin to support new starts in 2016. The labor market remains relatively tight, as a result of rapid service sector growth despite reportedly stagnating employment in industries with overcapacity. Producer prices have contracted significantly, particularly in industrial sectors affected by overcapacity. Inflation has steadily declined since 2013 and is expected to stabilize at a low level. Chinese authorities have put in place a series of stimulus measures to boost growth and to alleviate the drag from high debt levels. Specifically, interest rates have been cut (three times), the required reserve ratio has been lowered and import taxes have been reduced. Authorities also announced a debt swap program to reduce local-government debt-servicing costs.  The renminbi has been relatively stable against the dollar and therefore has appreciated relative to many of China’s trading partners, thus reducing export competitiveness.

The Russian economy has been in recession since mid-2014 and the downturn has accelerated in the first half of 2015 as high inflation has required interest rates to remain high hitting both business investment and consumer demand hard. The outlook for Brazil continues to weaken, with PMI clearly indicating contraction as the economy re-enters recession exacerbated by government cuts, fallout from the Petrobas investigation, fragile confidence, low commodity prices and high inflation. In contrast, activity in India is buoyed by stronger confidence as a reform-

[1] GDP and industrial production data and estimates sourced from IHS Global Insight July 15, 2015 minded government implements its agenda and lower oil prices help contain vulnerabilities. Growth in South Africa is held back by energy shortages, weak investor sentiment amid policy uncertainty and by the anticipated tightening of monetary and fiscal policies.

In line with GDP growth, the weak start to the year has been reflected in industrial production. Organization for Economic Co-operation and Development (OECD) industrial production slowed to around 1.3% year-on-year in the first half of 2015, from 2.3% in 2014, in particular hit by the bad weather in the US. Whereas, industrial production growth in non-OECD countries is estimated to have fallen to around 2.7% year-on-year in the first half of 2015, from 3.8% in 2013 driven by the slowdown in China and recessions in both Brazil and Russia.

 Global apparent steel consumption (“ASC”) is estimated to have grown by 1.8% year-on-year in 2014. This was mainly due to world ex-China consumption rising over 4% year-on-year, a significant increase compared to the 1% average growth over the previous two years. Chinese ASC growth is estimated to have declined slightly in 2014 due to substantial de-stocking over an otherwise positive real demand growth, compared to the 10% growth per annum since 2007. During the first half of 2015, Chinese demand has continued to decline, down over 3.5% year-on-year. Most other emerging markets have continued to grow with the exception of Brazil (down 11% year-on-year for the first half of 2015), Russia (down 12% year-on-year for January through May 2015) and Ukraine (down 35% year-on-year for January through May 2015). In addition, after strong growth in steel demand in developed markets last year, ASC is declining in USA (down 2.5% year-on-year for the first half of 2015), Canada and Japan due mainly to the negative impact of the stock cycle.

Steel production[2]

Global production increased in 2014, up 2.3% to 1.68 billion tonnes due to rising output in China. Chinese production increased from 815 million tonnes in 2013 to about 838 million tonnes in 2014 (an increase of 2.8% year-on-year), whereas world ex-China growth also increased from 827 million tonnes to 839 million tonnes an increase of 1.5% year-on-year). However, world ex-China remains about 19 million tonnes below the pre-crisis peak of 858 million tonnes in 2007. Indeed, the only regions to have grown in comparison to 2007 are the Middle East (73.3%) and Asia ex-China (15.4%), whereas output was down 8.6% in NAFTA, 19.4% in EU28, 6.3% in South America, 15.2% in CIS and 14.7% in Africa.

Chinese steel production is estimated to have set yet another record of 838 million tonnes in 2014, over 71% higher than the pre-crisis output of 490 million tonnes in 2007. Output was slightly weaker during the second half of 2014 due to weakening demand conditions and falling prices but Chinese exports rose significantly in 2014 as mills global competitiveness was supported by softening iron ore prices, which helped producers avoid output cuts. Chinese output as a share of global production increased from 49.7% in 2013 to 50.0% in 2014.

Global production outside of China improved during 2014 mainly due to a rebound in Europe and NAFTA. EU output rose by 1.8% to 169 million tonnes reflecting strengthening industrial activity. In NAFTA, output increased by 2.1% to 120 million tonnes in 2014 despite reduced utilization in the USA at the start of the year due to severe weather conditions. Production in Asia ex-China also remained strong, particularly in South Korea, where output increased by 7.5% year-on-year to 71 million tonnes in 2014. Over the same period, India recorded a 2.3% increase in crude steel production to 83 million tonnes, whereas output in Japan also increased by 0.4% to 111 million tonnes. Production faltered in South America as demand weakened in Brazil, falling by 1.4% year-on-year to 45 million tonnes. In the CIS, output decreased for the third consecutive year, falling by 2.0% year-on-year in 2014 to 106 million tonnes partly as a result of the political tensions in Ukraine and Russia.

During the first half of 2015, global production fell by 1.6% year-on-year mainly due to a significant decline in output in key producers such as NAFTA, Ukraine, Japan, South Korea as well as a small decrease in China. Indeed,

[2]Annual global production data to 2014 for all countries is collected or estimated by World Steel. The only exception is China, where the Chinese National Bureau of Statistics data as initially reported is used as a base together with ArcelorMittal estimates for under-reporting. 2015 production is for countries for which World Steel Association collects monthly information and excludes countries whose data is collected annually. The growth rates for China in 2015 compare the monthly data as reported during the first half of 2014 with the monthly data reported during first half of 2015.

Chinese output fell by 0.4% year-on-year to 419 million tonnes reflecting weakening domestic demand, while NAFTA production dropped to 55.5 million tonnes (a decrease of 6.6% year-on-year). CIS production also declined to 50.7 million tonnes (a decrease of 6.9% year-on-year) due to falling output in Ukraine, down significantly by 27.2% year-on-year, though Russian production actually increased by 0.8% over the first half of 2015 as the weak ruble supported exports. Production in Japan (52.7 million tonnes, a decrease of 4.5%) and South Korea (34.5 million tonnes, a decrease of 4.9%) also declined over the first half of 2015. However, output in EU28 remained steady, rising by a marginal 0.5% year-on-year to 88.1 million tonnes due to continued strength in industrial activity whereas in Brazil output rose by 2.0% as domestic producers increased foreign shipments amid lackluster domestic demand. In India, production also increased by 4.1% year-on-year over the same period to 4 million tonnes. Overall, however, world ex-China output declined by 2.7%.

Steel prices[3]

Steel prices for flat products in Europe remained relatively stable in Euro terms during the first quarter of 2015, against the average price of the fourth quarter of 2014, despite continued falls in raw material costs. The steel market improved with rising demand for consumer durables, while the weak Euro made imports less attractive. In Northern Europe hot rolled coil (“HRC”) price improved slightly from January to March, to an average of  €405-413 ($458-467) per tonne (“/t”) for the first quarter of 2015. In Southern Europe, prices saw a similar trend, with spot HRC at €395-404 ($446-456)/t in the first quarter of 2015. The weaker Euro caused prices in USD terms to decline in both Northern and Southern Europe by around $50 as compared to the fourth quarter of 2014. Economic conditions remained good in Europe during the second quarter of 2015, with strong bookings in industry and auto. Despite this, prices consistently weakened from April to June as domestic producers try to safeguard their position against increasing import pressures, especially from Russia (now facing weaker local demand). Spot HRC averaged between €398-405 ($440-448)/t in Northern Europe and between €385-393 ($425-435)/t in Southern Europe.

In the United States, underlying demand remained strong, despite negative sentiment in the oil & gas sector, with consumer confidence in February at its highest since 2007. Nevertheless, the steel market was challenging, with high inventories and buyers cautious in placing orders. The strong USD continued to encourage imports during the first quarter of 2015, with South Korea, Japan and Germany quickly taking over from Russian deliveries, upon the termination of the suspension agreement in December 2014. Domestic prices declined sharply, especially during February and March, following the Scrap #1 Busheling drop from $369 per gross tonne (“/GT”) in January to $255/GT in March. The spot HRC average price during the first quarter of 2015 was $580/t, with January at $626-637/t, while the lowest levels were seen in March at $526-538/t. The second quarter started weak, with scrap prices stable at $255/GT and HRC bottoming at a range of $491-503/t in April. Auto, appliances and construction saw some momentum build in May, allowing prices to strengthen to $502-510/t. Scrap #1 Busheling gained $30/GT from April to June to an average of $266/GT for the second quarter of 2015, supporting HRC price improvement to $507-514/t, for a quarterly average range of $500-509/t.

In China, the economic slowdown continued and 2015 started with uncertainty, due to the change in export rebate policy as of January 1st, and the government’s efforts to implement anti-pollution regulation, adding more pressure on the domestic market.  Despite the Chinese Central Bank’s cuts to interest rates and the bank reserve requirement ratio to boost growth, steel market activity remained depressed in the first quarter of 2015 and continued to weaken into the second quarter, especially entering the rainy season. Production was however sustained by exports surging again from March onward. Domestic prices continued in accelerated decline, with spot HRC down to $357-362/t VAT excluded, during the first quarter, (from $415-419/t in the fourth quarter of 2014), and further to $326-330/t VAT excluded, in the second quarter.

Long products saw good demand in Europe in January and February 2015, and a slight increase in scrap prices gave support for improvement on commodity pricing, despite pressure from Russian and Ukrainian exports into Eastern Europe in particular. Buyers became more hesitant towards the end of the first quarter as scrap prices weakened, thus building expectations for a price decline.  However, medium sections prices improved from January to March (an increase of €7), with a quarterly average at €512-522 ($577-589)/t. Rebar’s price, on the other hand,

[3] Source: Steel Business Briefing (SBB)

suffered a stronger impact from the scrap price weakness and declined by €10 during the first quarter of 2015, to an average range of €413-422 ($466-476)/t. Greater availability of financing began to have a positive impact on construction investments, keeping demand for long products solid during the period from April to June. In addition, with scrap picking up, further price gains were achieved in Euro terms both for medium sections at €521-530 ($576-585)/t and rebar’s at €418-426 ($462-470)/t.

Prices of scrap Heavy Melting Steel 1&2 imported into Turkey of USA origin, dropped substantially during the first two months of 2015, from $311/t CFR in January, to $248/t CFR in February. This was followed by an unexpected price improvement starting in March, on the back of tight supply, to a peak of $286/t in May (average range of $274-279/t during the second quarter of 2015). Export prices for Turkish rebar fluctuated alongside scrap, dropping from $493/t FOB in January to $436/t FOB in March (average range of $455-461/t during the first quarter of 2015), and reversing to a peak of $454/t FOB in May (average range of $441-446/t FOB during the second quarter of 2015).

Current and anticipated trends in steel production and prices

Global steel production increased by 2.3% in 2014 buoyed by rising output in most regions with the exception of  mainly the CIS and South America, where output fell by 2% and 1.7% respectively. In China, production growth remained strong in 2014, rising by 2.8%, and with domestic consumption declining, exports rose by over 30 million tonnes to around 94 million tonnes in 2014. Although Chinese production decreased over the first half of 2015, exports remained high, exceeding 100 million tonnes annualized over the first half of 2015. While the first half of 2015 saw a fall in global output, the Company is cautious about output growth over the second half as it expects apparent steel consumption growth to remain weak in key regions, particularly in Brazil and the CIS.

ArcelorMittal continues to expect growth in underlying steel demand in the United States in 2015, but due to the strength of restocking last year, apparent steel consumption is expected to fall from the levels seen last year, as is domestic steel production. Indeed, apparent steel consumption in the USA is expected to fall by 3 to 4% in 2015. In Europe, ArcelorMittal expects the gradual recovery in the steel consuming sectors to continue in 2015. ArcelorMittal forecasts global steel demand to broadly stagnate in 2015 due to weaker growth in developed markets, Brazil and the CIS, while growth in other developing markets is expected to pick up. In Russia, low oil prices, economic and financial sanctions are pushing Russia into recession causing domestic steel demand to contract sharply but the weak ruble are supporting exports and in turn steel production (up around 2.5% during first half of 2015). In Brazil, ArcelorMittal expects demand to contract by over 10% in 2015. In China, weaker steel demand, due to reduced purchasing activity from stockists and a weakening real estate sector, led to a decline of 1.3% in apparent steel consumption in 2014. The decline in underlying demand has accelerated during the first half of 2015, especially the reduction in newly started real estate projects. However, apparent consumption is expected to stagnate, at best, supported by slower destocking activity in 2015 compared to the previous year.

Despite decreasing raw material prices over the first half of 2015, with both iron ore and coking coal falling to record lows, steel prices also dipped significantly as supply continued to outstrip demand. Contrary to our initial expectations, Chinese steel exports have continued to rise in the first half of 2015 and are having a negative impact on pricing in many markets. Exports from China are expected to slow during the second half of the year, but will reach a record high for the year.

Raw materials

The primary inputs for a steelmaker are iron ore, solid fuels, metallics (e.g., scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, they may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.

As with other commodities, the spot market prices for most raw materials used in the production of steel saw their recent lows during the global financial crisis of 2008/2009, but have since recovered with a greater degree of volatility. Until the 2008-2009 market downturn, ArcelorMittal had largely been able to reflect raw material price increases in its steel selling prices. However, from 2009 onwards, ArcelorMittal has not been able to fully pass raw materials cost increases onto customers as its steel markets are structurally oversupplied and fragmented. This has resulted in a partial decoupling of raw material costs (mainly driven by Asian market demand) from steel selling prices achieved in the European market, and consequently increased risk of margin squeeze.

Since 2012, quarterly and monthly pricing systems have been the main type of contract pricing mechanism, but spot purchases also appear to have gained a greater share of pricing mechanisms as steelmakers have developed strategies to benefit from increasing spot market liquidity and volatility. In 2014 as well as 2015, the trend for using shorter-term pricing cycles seems to continue as in previous years, with spot purchases and spot indexed purchases further increasing their share of pricing mechanisms.

Iron Ore

In the first half of 2014, iron ore spot prices declined by 31% from $134.50 per tonne on January 1, 2014 to $93.25 per tonne on June 30, 2014. This downward price trend was due to increasing supply in the seaborne market and financial weakness in the Chinese steel sector. Credit market tightness combined with stretched cash flows at Chinese mills resulted in a strong destocking trend at Chinese mills from the beginning of the year through the end of the second quarter. Rising iron ore import inventory at Chinese ports was reflective of stronger seaborne supply while real iron ore demand in the Chinese off-shore market remained relatively stable. The downward trend continued and reached the lowest level at $66-69 per tonne in late December 2014 on continued structural iron ore oversupply and persistent strains in the credit market in China as well as no seasonal restocking. The average spot price for the fourth quarter of 2014 was $74 per tonne, or 18% lower than previous quarter at $90 per tonne.

The downward trend continued in the first half of 2015, with high volatility. The iron ore spot price hit its lowest level on April 2, 2015 at $47.5  per tonne  (Platts 62% Fe, CFR China), driven by structural oversupply, resilient loss making supply, lower mining and freight costs (following the sharp oil price decrease since late 2014 and weaker currencies in mining regions) and uncertainty about Chinese steel demand. In May and the beginning of June 2015, the recovery of Chinese crude steel production rate and short term limited supply due to weather disruptions in Australia provoked a temporary price rebound, reaching $65.75 per tonne  on June 10, 2015, which then decreased by the end of June to $59.5 per tonne. The iron ore price (Platts 62%Fe CFR China) averaged $62.4 per tonne in the first quarter of 2015 and $58.5 per tonne in the second quarter of 2015.

Coking coal and coke

Due to the combined effects of strong Australian coking coal production performance and weaker seaborne demand in key importing regions, the coking coal spot market has been on a downward trend since the beginning of 2014. The spot price of a premium hard coking coal from Australia declined from $132-133 per tonne FOB Australia in January 2014 to $110-111 per tonne by the end of June 2014 and then stabilized in the range of $108-112 per tonne during the second half of the year. The quarterly reference contract settlement price followed this downward trend and settled at $120 per tonne for the second quarter, down $23 per tonne from the first quarter settlement price of $143 per tonne FOB Australia. The third quarter contract settlement of 2014 was a rollover of the second quarter prices of 2014, at $120 per tonne FOB Australia, and was supported by continued strong seaborne supply, mainly from Australia, and lower seaborne imports from China. The coking coal market fundamentals remained stable in the fourth quarter with stable supply and demand conditions. The reference price for the fourth quarter of 2014 was settled at $119 per tonne, a decrease of $1 per tonne compared to the third quarter.

In 2015, the downward trend accelerated, caused by lower imports from China and decreasing production costs from major miners in Australia and other regions. Better performances from domestic mining operations in China supported the domestic price decrease. Chinese seaborne imports hit a record low in May 2015 at 1.3 million tonnes (down 69% year-on-year). Weaker Japanese imports in the first half of 2015 also contributed to lower spot and contract prices. The premium HCC FOB Australia quarterly contract price was settled at $117 per tonne in the first quarter of 2015 (down $2 per tonne compared to the previous quarter), $109.5 per tonne in the second quarter of 2015 (down $7.5 per tonne compared to the previous quarter) and $93 per tonne in the third quarter of 2015 (down $16.5 per tonne compared to the previous quarter). The spot price (Premium LV HCC, FOB Australia) reached its lowest level at $81.15 per tonne on May 11, 2015 and recovered by the end of June 2015 to a range of $88-89 per tonne as the Chinese spot buying activity recovered slightly.

ArcelorMittal continues to leverage its extensive supply chain, diversified supply portfolio and contracts flexibility to capture a maximum value from the market price volatility and rapidly changing pricing environment.

Scrap

During first half of 2015, following the market drop in global commodities, the international scrap market continued the downward trend that began in the last quarter of 2014. Scrap prices declined another $40-50/ton (“/t”) in the first quarter of 2015 compared to the last quarter of 2014. Year-on-year, export prices for scrap grade HMS 80:20 declined by $80/t, from an average of $333/t in Rotterdam FOB full year 2014 to an average of $253/t in the first half of 2015; in the United States, East Cost FOB prices declined by $80/t, from $339/t to $259/t.

Turkey, the biggest scrap importer in the deep sea market, also experienced decreases in scrap prices of $85/t CFR for HMS 80:20 in the first half of 2015 compared to the full year 2014. Prices for USA originated material decreased from $360/t in 2014 to $275/t in the first half of 2015 (CFR Turkey) and prices for EU originated scrap decreased from $352/t to $267/t (CFR Turkey) during the same period. These price decreases were supported by massive imports of billets from China-based iron ore production. Steel production decreased in Turkey in the first half of 2015 by 9.4% compared to first half of 2014, scrap imports decreased by 13.6% during the first four months of 2015 compared to first four months of 2014. High imports of billets from China remains and Turkey is currently out of the scrap imports market HMS 80:20 dropped to$235 on average for July 2015.

In the domestic US market, scrap prices decreased by more than a $100/t in the first half of 2015 compared to the full year of 2014. The Midwest Index for HMS 1 moved from $364/t in 2014 full year average to $248/t in the first half of 2015 full year average. Crude steel production in the United States decreased by 9% in the first half of 2015 compared to the first half of 2014. A stronger US dollar also supported the scrap price reduction in the deep sea market where prices are set in USD.

Average prices on the Eurofer Index for demolition scrap E3 decreased €24, moving from an average of €262/t for the 2014 full year compared to an average of €238/t for the first half of 2015. The scrap price reduction, in Europe, was moderate compared to the US and international markets due to good European demand for scrap. The different market behavior was mainly due to healthy steel production levels in the EU and the European currency devaluation against the US dollar, making Europe the best choice for scrap imports. Steel production in the first half of 2015, in EU 28, was 0.5% higher compared to first half of 2014. Currently in July 2015, with summer shutdowns in place, the European E3 price is decreasing €15-20 which is influenced by cheap Chinese billets available in the market and Turkey withdrawing from the imports markets.

Alloys (manganese) and base metals

The underlying price driver for manganese alloys is the price of manganese ore, which decreased by 28.6% from $4.20 per dry metric tonne unit (“dmtu”) (for 44% lump ore) on Cost, Insurance and Freight (“CIF”) China in January 2015 to $3.00 per dmtu in June 2015, as a result of poor demand, oversupply and aggressive competition.

During the first half of 2015, prices for manganese alloys followed the trend of manganese ore. Prices of high carbon ferro manganese decreased by 7.06% (from $1,048 to $974 per tonne), and prices of silicon manganese also decreased by 7.02% (from $1,140 to $1,060 per tonne). Prices for medium carbon ferro manganese decreased by 5.13% (from $1,618 to $1,535 per tonne).

The base metals used by ArcelorMittal are zinc and tin for coating, and aluminum for the deoxidization of liquid steel. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.

The average price of zinc in the first half of 2015 was $2,138 per tonne, representing a decrease of 1.2% as compared to the average price for the full year 2014 ($2,164 per tonne). The January average price was $2,111 per tonne while the June average price was $2,087 per tonne, with a first half low of $1,985 per tonne on March 17 and high of $2,405 per tonne on May 6. Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 464,400 tonnes as of June 30, 2015, representing a decrease of 227,200 (32.9%) tonnes compared to December 31, 2014 (when stocks registered stood at 691,600 tonnes).

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other commodities, mostly hydrocarbon fuels.

In North America, since the beginning of 2015, yearly forward prices for electricity are giving an average price of ~$45/megawatt (“MWh”), consistent to the gas price slightly below $3/million British Thermal Unit (“MMBtu”). The 2014 low gas storage level linked to the historically cold winter conditions in first quarter is over and current working gas remains slightly above the five year average. Overall, coal is expected to account for an average of 36% of total U.S. electricity generation in 2015 and natural gas to account for 31%. One of the factors of the declining share of coal generation is the retirement of some coal-fired power plants. These plant closures are linked to both the competitiveness of gas prices (driven by the shale gas surge) and the Mercury and Air Toxics Standards regulations. During 2014, 4.1 gigawatts (“GW”) of coal capacity were retired, while 12.8 GW are expected to retire in 2015.

In Europe, less harsh winters, higher renewables installed capacity; consumption reduction from energy efficiency actions and a decrease of energy intensive industrial footprint are keeping stress price signals in the market at bay. Aside from specific taxes (i.e. fuel and production taxes in Spain) or political uncertainty regarding nuclear (i.e. plant life extension and safety requirements in Belgium), the market remains below €40/MWh both for spot and forward prices in most European countries. Overall production capacity in Europe is comfortable in the short term but increasing environmental constraints and low market prices are pushing utilities to close gas and old coal power plants.

Oil prices have been moving to the range of $50-65/barrel (“bbl”) during the first half of 2015, which impacts the electricity production cost for peak hours where oil derivatives are used to maintain the network balance. Gas prices have decreased for countries with active gas combined cycles in their production mix.

Steam coal prices, a key driver for electricity prices, have also followed a bearish trend since November 2014 and have stabilized around $60/ton (API2 index) as no support was found on China’s demand nor India’s expected increase in consumption. All in all, electricity prices in Europe are reaching historical minimum levels. As from today, the positive factor in the short term is the CO2 market and the possibility that the EU pushes forward with the market stability reserve intended to rebalance the existing long term market.

Natural gas

Natural gas is priced regionally. European prices were historically linked with petroleum prices but continuous spot market development and increasing liquidity is now prevailing in almost all countries except in poorly integrated markets (e.g., Spain, Portugal) or markets in transition from tariff based system (e.g., Poland, Ukraine ). With increasing Liquefied Natural Gas (“LNG”) flows in Spain, 2015 could be a year of the definitive movement towards a more liquid and integrated market.

This trend is reducing the correlation and sensibility of the Western European market to oil prices volatility.  North American natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. Elsewhere, prices are set on an oil derivative or bilateral basis, depending on local market conditions. International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors. Currently, price volatility is driven by the Organization of the Petroleum Exporting Countries (“OPEC”) production (expected to further increase), Iran oil reserves hitting the market (if nuclear agreement is found), stabilization of U.S. oil production based on fracking and overall recovery of the worldwide economy. Taking into account that oil storages are at historical high levels, an oil price rally is not expected.

So far, in 2015, the LNG market has stabilized. Supply continues to increase as new LNG production facilities continue to ramp-up in the Pacific basin over 2015, pressuring prices down from $12/MMBtu in 2014 down to

$7.5/MMBtu at the end of the first half of 2015. As a consequence, LNG reloading from Europe has decreased sharply in the first half of 2015 (limited to South America) compared to 2014. The perspective start-up of LNG exports in 2016 from the United States will reinforce this trend of a “well balanced” LNG market. Demand stabilized in Asia in the context of nuclear plants restarting in Japan (step by step) and sharp competition from pipe gas in China. Increased net LNG receipts in Europe compensate for lower Russian pipe exports and capped Groningen production.

Overall prices in Europe stabilized around $6.5/MMBtu with pressure on the longer term curve in the context of lower oil prices. The main risk to the market remains the dispute between Russia and Ukraine as it creates tension and volatility on the market with rebates under discussion.

In the United States, despite a second very cold winter in a row, unconventional gas production proved more than robust, and storages are now back at the 5 year average level (3,800 to 4,000 billion standard cubic feet expected in October 2015). Projects to build liquefaction facilities for export to Europe or Asia continue to be developed, with an early start in the first half of 2016 which could potentially push US gas prices up to keep up with the new export demand. In this context, natural gas prices in North American markets stabilize below $3/MMBtu and the forward curve remains in slight contango.

Overall forward prices for exported LNG from the US seem to be consistent with European forward prices which could help stabilize prices in current ranges on both sides of the Atlantic basin.

Ocean freight[4]

Ocean freight prices have decreased for the majority of the first half of 2015 primarily due to a fall in coal imports and a decline in growth of iron ore imports. This decrease has positively affected the Company’s performance for the first half of 2015.

The market has seen four consecutive quarters of decline in Chinese dry bulk imports.  Nevertheless, such de-stocking creates potential for re-stocking opportunities in second half of 2015. There has been a flood of new build deliveries in the first half of 2015, but at the same time bulker demolition has also surged which has helped to curb a small portion of the oversupply and thereby slow expected net fleet growth.

The Baltic Dry Index (“BDI”) averaged 623 points in the first half of 2015, representing a 46% decrease compared to the first half of 2014. The Capesize sector averaged $4,591/day in the first half of 2015 (compared to $14,135/day in the first half of 2014). The Panamax sector averaged $4,999/day (compared to $8,399/day in the first half of 2014).

Impact of exchange rate movements

During the first half of 2015, the launch of the ECB quantitative easing program, a weaker currency and lower oil prices supported a recovery in the euro area. The euro started the year at around 1.20 against the US dollar before plummeting to a 10 year low of 1.0450. Despite growing concerns about the situation in Greece, the euro recovered to almost 1.12 to the U.S. dollar at the end of June. During the first half of the year, the U.S. dollar moved to an all-time high against the Turkish lira (from 2.27 to 2.80), spiked against the South African rand (from 10.80 to 12.65), strengthened against the Mexican peso (from 13.50 to 15.70) and against the Brazilian real (from 2.70 to  3.12). The U.S. dollar reached a new record high of 30 against the Ukrainian hryvna in February, explained by strong hard currency demand, continuing unrest, gloomy GDP outlook and high inflation, but finally stabilized at around 20. The Russian ruble showed some resilience, helped by the normalization of its monetary policy, and strengthened

[4]Sources: Baltic Dry Index, Clarksons Shipping Intelligence Network, Fearnleys, SSY

against the U.S. dollar from 64 in January to 48 in May. A strong U.S. dollar together with a slowing energy sector, weak investments, and declining corporate margins led to poor U.S. growth in the beginning of the year.

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuations of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can have a material impact on its results of operations. In order to minimize its currency exposure, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate, as per its risk management policies.

Trade and import competition

Europe[5]

In 2014, finished steel imports are estimated to have increased by 17.8% year-on-year to around 21.7 million tonnes with the growth mainly due to increased shipments originating from the Commonwealth of Independent States (“CIS”) and China. However, finished steel demand also strengthened, increasing by approximately 3.5%. As a result, the import penetration rate for 2014 is estimated to have risen to approximately 14.8%.

Apparent steel consumption (“ASC”) continued to grow during the first half of 2015, increasing by approximately 1% year-on-year, albeit more slowly than the 6% year-on-year increase recorded over the first half of 2014. The penetration rate of total steel imports in the first half of 2015 remained at roughly the same level as that recorded in the first half of 2014 (15.5%), as imports also increased by approximately the same margin as ASC. Semi-finished steel imports, however, actually declined while finished steel imports increased by over 7% during the first half of 2015, mainly due to an increase in Chinese origin shipments.

United States[6]

During 2014, finished steel imports grew strongly, up 35.9% year-on-year, to 30.6 million tonnes, the highest level since 2006. Penetration increased to 28.4%, again the highest level since 2006, with imports the major reason for the 11.4% increase in apparent steel demand during 2014. Overall steel imports were up 37.9% during 2014, as imports of semis increased by over 59.8% year-on-year.

While imports continued to increase strongly at the start of the year, increasing by 21% year-on-year during the first quarter of 2015, volumes dropped significantly during the second quarter, declining by 14% year-on-year. Consequently, imports increased by a more sustainable rate of 2.7% year-on-year during the first half of 2015. Meanwhile, apparent consumption is estimated to have declined by over 2% during the first half of 2015 due to destocking activity. As a result, imports penetration rose to 30.3% during the first half of the year.

Consolidation in the steel and mining industries

The global steel and mining industries experienced consolidation during the ten years prior to 2008. After pausing during the credit crisis and global economic downturn of 2008-2009, merger and acquisition activity of various steel and mining players, including Chinese and Indian companies, increased at a rapid pace. However, given the current economic uncertainties in developed economies, combined with a slowdown in emerging regions such as China and India, consolidation transactions decreased significantly in terms of number and value after 2012. This is expected to continue in 2015, unless and until prices stabilize and supply and demand balance out in the context of worldwide structural overcapacity.

As developed markets continue to present fewer opportunities for consolidation, steel industry consolidation also began to slow down substantially in China in 2012. Despite being a key initiative of the Chinese government’s

[5]Source: Eurostat trade data to May 2015, estimates for June 2015.

[6]Source: U.S. Department of Commerce, customs census data up to May 2015 and June 2015 import license data.

five-year plan issued in March 2011, the concentration process of the steel industry that was expected to reduce overcapacity, rationalize steel production based on obsolete technology, improve energy efficiency, achieve environmental targets and strengthen the bargaining position of Chinese steel companies in price negotiations for iron ore declined as a result of the slowing economy. This situation has affected the Chinese government’s objective for the top ten Chinese steel producers to account for 60% of national production by 2015 and for at least two producers to reach 100 million ton capacity in the next few years. However, the Chinese government is considering scrapping a ban on overseas control which was imposed in 2005, enabling non-Chinese companies to make acquisitions in China, which could drive merger and acquisition activity if implemented. In May 2015, China’s natural resource ministry announced plans to consolidate firms in the mining industry including China Aluminum Corporation, Xiamen Tungsten Co Ltd, Inner Mongolia BaoTou Steel Union Co Ltd, China Minmetals Corporation, Ganzhou Rare Earth Group Co Ltd and Guangdong Rare Earth Industrial Group Co Ltd.

Merger and acquisition activity is expected to remain relatively active in the Indian steel and mining industry though at a slower pace considering the current economic slowdown. The country has become the world’s third largest steel consumer after China and the United States and is the world’s third largest steel producer after China and Japan.

Recent and expected future industry consolidation should foster the ability of the steel industry to maintain more consistent performance through industry cycles by achieving greater efficiencies and economies of scale, and should lead to improved bargaining power relative to customers and, crucially, suppliers, which tend to have a higher level of consolidation. The wave of steel industry consolidation in the previous years has followed the lead of raw materials suppliers, which occurred in an environment of rising prices for iron ore and most other minerals used in the steel-making process. The merger of Cliffs Natural Resources and Consolidated Thompson in 2011 was a significant consolidation move in North America which, at the same time, strengthened vertical relationships into the Chinese steel market. In the context of volatile prices and an overall decline since 2011, which is expected to continue in 2015 given the large additional supply expected to come on line, iron ore producers continue to seek consolidation that would strengthen their options whatever the direction of future price trends. There are still only four primary iron ore suppliers in the world market. Consolidation among other mining companies has continued, as evidenced by the completion of the merger between Xstrata and Glencore on May 2, 2013.

A. Operating results

ArcelorMittal reports its operations in five segments: NAFTA, Brazil, Europe, ACIS and Mining.

Key indicators

The key performance indicators that ArcelorMittal’s management uses to analyze performance and operations are the lost time injury frequency (“LTIF”) rate, sales, average steel selling prices, steel shipments, iron ore and coal production and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Six months ended June 30, 2015 as compared to six months ended June 30, 2014

Health and safety

Through the Company’s core values of sustainability, quality and leadership, it operates responsibly with respect to the health, safety and wellbeing of its employees, contractors and the communities in which it operates.

Health and safety performance, based on the Company’s personnel figures and contractors LTIF rate, improved to 0.79 for the six months ended June 30, 2015 as compared to 0.86 for the six months ended June 30, 2014. Significant improvements in health and safety performance were made in the Brazil, Europe, and ACIS segments, offset by deterioration in the Mining and NAFTA segments. The Company’s efforts to improve the Group’s health and safety record continues and remains focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors
	For the six months ended June 30,
Lost time injury frequency rate	2014	2015
Mining	0.54	0.59

NAFTA	0.95	0.97
Brazil	0.72	0.59
Europe	1.23	1.05
ACIS	0.51	0.47
Total Steel	0.92	0.82

Total (Steel and Mining)	0.86	0.79

Sales, operating income, crude steel production, steel shipments, average steel selling prices and mining production

ArcelorMittal’s sales were lower at $34.0 billion for the six months ended June 30, 2015, down from $40.5 billion for the six months ended June 30, 2014, primarily due to 18% lower average steel selling prices and 46% lower seaborne iron ore prices, partially offset by 3% higher steel shipments and 2% higher marketable iron ore shipments.

ArcelorMittal’s steel shipments increased 3% to 43.8 million tonnes for the six months ended June 30, 2015, from 42.4 million tonnes for the six months ended June 30, 2014. Average steel selling prices decreased by 18% for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014.

ArcelorMittal had iron ore and coal production (own production of iron ore and coal, excluding supplies sourced under strategic contracts) of 31.9 million tonnes and 3.1 million tonnes, respectively, for the six months ended June 30, 2015, an increase of 1.6% and decrease of 13.2%, as compared to 31.4 million tonnes and 3.6 million tonnes, respectively, for the six months ended June 30, 2014. The increase in iron ore production resulted primarily from increased production in Canada while the decrease in coal production was mainly related to lower production at the Company’s U.S. coal operations (Princeton) and the disposal of the Kuzbass coal mines in Russia during the fourth quarter of 2014.

ArcelorMittal’s operating income for the six months ended June 30, 2015 amounted to $1,150 million, compared to operating income of $1,506 million for the six months ended June 30, 2014. Operating income decreased primarily due to lower average steel selling prices partially offset by an increase in shipments.

Operating income for the six months ended June 30, 2015 was negatively affected by a $69 million provision primarily related to onerous hot rolled and cold rolled contracts in the US and an impairment charge of $19 million relating to the closure of the Georgetown facility in the US.

Operating income for the six months ended June 30, 2014 was negatively affected by a $90 million charge following the settlement of antitrust litigation in the United States.

Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys) and electricity cost. Cost of sales for the six months ended June 30, 2015 was $31.6 billion, decreasing as compared to $37.5 billion for the six months ended June 30, 2014, which was driven by a decline in raw material prices. Selling, general and administrative expenses (“SG&A”) for the six months ended June 30, 2015 were slightly lower at $1.3 billion. as compared to $1.5 billion for the six months ended June 30, 2014. SG&A represented 3.8% of sales for the six months ended June 30, 2015, as compared to 3.6% for the six months ended June 30, 2014.

The following tables and discussion summarize ArcelorMittal’s performance by reportable segment for the six months ended June 30, 2015 as compared with the six months ended June 30, 2014:

		Sales for the six months ended June 30,*		Operating Income for the six months ended June 30,*
	Segment	2014 (in $ millions)	2015 (in $ millions)	2014 (in $ millions)	2015 (in $ millions)
	NAFTA	10,351	9,322	77	(52)
	Brazil	4,787	4,286	592	566
	Europe	20,840	17,147	414	704
	ACIS	4,307	3,370	5	7
	Mining	2,639	1,722	507	(78)
	Other and eliminations	(2,432)	(1,839)	(89)**	3 **
	Total consolidated operating income	40,492	34,008	1,506	1,150

*	Segment amounts are prior to inter-segment eliminations.
**

Total adjustments to segment operating income and other reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between the segments. See table below.

	Total adjustments to segment operating income and other	Six months ended June 30,
		2014 (in $ millions)	2015 (in $ millions)
	Corporate and shared services [1]	(75)	38
	Financial activities	(6)	(11)
	Shipping and logistics	(4)	(34)
	Intragroup stock margin eliminations	17	23
	Depreciation and impairment	(21)	(13)
	Total adjustments to segment operating income and other	(89)	3

(1)	Includes primarily staff and other holding costs and results from shared service activities.

NAFTA
	Performance for the six months ended June 30,
(in millions of USD unless otherwise shown)	2014	2015
Sales	10,351	9,322
Operating income / (loss)	77	(52)

Crude steel production (million tonnes)	12,409	11,683
Steel shipments (million tonnes)	11,403	11,105

Average steel selling price (USD/tonne)	848	760

Sales in the NAFTA segment decreased 10% to $9.3 billion for the six months ended June 30, 2015, from $10.4 billion for the six months ended June 30, 2014, mainly due to a 10% decrease in average steel selling prices and a 3% decrease in steel shipments.

Operating loss for the NAFTA segment for the six months ended June 30, 2015 was $52 million, as compared with operating income of $77 million for the six months ended June 30, 2014. Operating loss for the six months ended June 30, 2015 was negatively affected by a $69 million provision primarily related to onerous hot rolled and cold rolled contracts in the US and an impairment of $19 million relating to the closure of the Georgetown facility in the US as well as lower volumes and lower average selling prices as compared to the six months ended June 30, 2014. Operating income for the six months ended June 30, 2014 was negatively affected by a $90 million charge following the settlement of antitrust litigation in the United States and the severe weather conditions during the first half of 2014.

Crude steel production in the NAFTA segment decreased by 6% to 11.7 million tonnes for the six months ended June 30, 2015 as compared to 12.4 million tonnes for the six months ended June 30, 2014 to align with weaker demand.

Total steel shipments in the NAFTA segment decreased 3% to 11.1 million tonnes for the six months ended June 30, 2015, from 11.4 million tonnes for the six months ended June 30, 2014. Steel shipments for the six months ended June 30, 2015 were negatively affected by increased imports. Steel shipments for the six months ended June 30, 2014 were impacted by severe winter weather conditions in the United States.

Average steel selling price in the NAFTA segment decreased 10% to $760 per tonne for the six months ended June 30, 2015 from $848 per tonne for the six months ended June 30, 2014, primarily due to lower domestic prices impacted by falling raw material prices and import pressures.

Brazil
	Performance for the six months ended June 30,
(in millions of USD unless otherwise shown)	2014	2015
Sales	4,787	4,286
Operating income / (loss)	592	566

Crude steel production (million tonnes)	4,795	5,809
Steel shipments (million tonnes)	4,637	5,542

Average steel selling price (USD/tonne)	914	704

Sales in the Brazil segment were $4.3 billion for the six months ended June 30, 2015 as compared to $4.8 billion for the six months ended June 30, 2014, primarily due to lower average selling prices partially offset by higher steel shipments following the restart of Blast Furnace #3 at Tubarão in July 2014.

Operating income for the Brazil segment for the six months ended June 30, 2015 was $566 million, as compared with operating income of $592 million for the six months ended June 30, 2014. Operating income for the six months ended June 30, 2015 was negatively affected by lower average steel selling prices offset in part by higher steel shipments (following the restart of the Tubarão furnace in July 2014) and the improvement in the Company’s tubular operations.

Crude steel production increased by 21% to 5.8 million tonnes for the six months ended June 30, 2015 as compared with 4.8 million tonnes for the six months ended June 30, 2014 as a result of the restart of the Tubarão furnace in July 2014.

Total steel shipments in the Brazil segment were 5.5 million tonnes for the six months ended June 30, 2015 as compared to 4.6 million tonnes for the six months ended June 30, 2014 primarily driven by increased slab exports from Brazil. Steel shipments for the six months ended June 30, 2014 were negatively affected by operational issues in the hot strip mill in Tubarão.

Average steel selling price in the Brazil segment decreased 23% to $704 per tonne for the six months ended June 30, 2015 from $914 per tonne for the six months ended June 30, 2014, primarily driven by a weaker Brazilian real, weaker product mix due to increased slab exports post the restart of the Tubarão furnace described above and a decline in international prices.

Europe
	Performance for the six months ended June 30,
(in millions of USD unless otherwise shown)	2014	2015
Sales	20,840	17,147
Operating income / (loss)	414	704

Crude steel production (million tonnes)	21,840	22,985
Steel shipments (million tonnes)	20,200	21,557

Average steel selling price (USD/tonne)	804	625

Sales in the Europe segment decreased 18% to $17.1 billion for the six months ended June 30, 2015 as compared to $20.8 billion for the six months ended June 30, 2014, primarily due to a 22% decrease in average steel selling prices which were negatively impacted by the USD appreciation against the Euro partially offset by an increase in steel shipments by 7%.

Operating income for the Europe segment for the six months ended June 30, 2015 was $704 million, as compared with operating income of $414 million for the six months ended June 30, 2014. Operating income for the six months ended June 30, 2015 was positively impacted by improved market conditions and the realized benefits of cost optimization efforts as well as increased shipments and the effects of the USD appreciation against the Euro, offset by lower average steel selling prices.

Crude steel production for the Europe segment increased 5% to 23 million tonnes for the six months ended June 30, 2015, from 21.8 million tonnes for the six months ended June 30, 2014 primarily due to fewer facilities under maintenance during the six month period ended June 30, 2015 and to align with increased demand.

Total steel shipments in the Europe segment increased 7% to 21.6 million tonnes for the six months ended June 30, 2015, from 20.2 million tonnes for the six months ended June 30, 2014. The increase was primarily driven by improved demand compared to the first half of 2014.

Average steel selling price in the Europe segment decreased 22% to $625 per tonne for the six months ended June 30, 2015 from $804 per tonne for the six months ended June 30, 2014, largely due to exchange rate effects and a marginal decline in local average steel prices, partially reflecting lower raw material costs.

ACIS
	Performance for the six months ended June 30,
(in millions of USD unless otherwise shown)	2014	2015
Sales	4,307	3,370
Operating income / (loss)	5	7

Crude steel production (million tonnes)	7,013	7,299
Steel shipments (million tonnes)	6,493	6,211

Average steel selling price (USD/tonne)	580	477

Sales in the ACIS segment decreased 22% to $3.4 billion for the six months ended June 30, 2015 as compared to $4.3 billion for the six months ended June 30, 2014, primarily due to an 18% decrease in average steel selling prices and a 4% decrease in steel shipments.

Operating income for the ACIS segment for the six months ended June 30, 2015 was $7 million, as compared with operating income of $5 million for the six months ended June 30, 2014. Operating income for the six months ended June 30, 2015 was positively affected by lower costs particularly in Ukraine due to currency devaluation, offset by lower steel shipments and lower average steel selling prices.

Crude steel production for the ACIS segment increased 4% to 7.3 million tonnes for the six months ended June 30, 2015, from 7.0 million tonnes for the six months ended June 30, 2014 primarily driven by higher production in South Africa following the Newcastle reline completion.

Total steel shipments in the ACIS segment decreased 4% to 6.2 million tonnes for the six months ended June 30, 2015, from 6.5 million tonnes for the six months ended June 30, 2014. Steel shipments for the six months ended June 30, 2015 were negatively affected by lower volumes in South Africa and lower shipments in Ukraine impacted by a weaker CIS market.

Average steel selling price in the ACIS segment decreased 18% to $477 per tonne for the six months ended June 30, 2015 from $580 per tonne for the six months ended June 30, 2014, primarily due to lower global steel prices and weak demand in both CIS and South Africa.

Mining
	Sales and operating results for the six months ended June 30,
(in millions of USD unless otherwise shown)	2014 (in $ millions)	2015 (in $ millions)
Sales	2,639	1,722
Operating income / (loss)	507	(78)

		Six months ended June 30,
	Mining shipments (million tonnes) [1]	2014	2015
	Iron ore shipped externally	6.7	6.5
	Iron ore shipped internally and reported at market price [3]	13.1	13.6
	Iron ore shipped externally and internally and reported at market price [3]	19.8	20.1
	Iron ore shipped internally and reported at cost-plus [3]	10.4	10.5
	Total iron ore shipments [2]	30.2	30.6

	Coal shipped externally	1.0	0.7
	Coal shipped internally and reported at market price [3]	1.1	0.6
	Coal shipped externally and internally and reported at market price [3]	2.1	1.3
	Coal shipped internally and reported at cost-plus [3]	1.6	1.7
	Total coal shipments [4]	3.7	3.0

(1)

There are three categories of sales: (1) “External sales”: mined product sold to third parties at market price; (2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities reported at prevailing market prices; (3) “Cost-plus tonnes”:  internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or reported at cost-plus is whether or not the raw material could practically be sold to third parties (i.e., there is a potential market for the product and logistics exist to access that market).

(2)

Total of all finished products of fines, concentrate, pellets and lumps and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

(3)

Market-priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could practically be sold to third parties.  Market-priced tonnes that are transferred from the Mining segment to the Company’s steel producing segments are reported at the prevailing market price.  Shipments of raw materials that do not constitute market-priced tonnes are transferred internally on a cost-plus basis.

(4)	Total of all finished products of coal and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

				Six months ended June 30,
	Iron ore production (million metric tonnes) [1]	Type	Product	2014	2015
	Own mines
	North America [2]	Open pit	Concentrate, lump, fines and pellets	17.7	19.1
	South America	Open pit	Lump and fines	2.2	1.8
	Europe	Open pit	Concentrate and lump	1.1	1.1
	Africa	Open pit / Underground	Fines	3.0	2.6
	Asia, CIS & Other	Open pit / Underground	Concentrate, lump, fines and sinter feed	7.4	7.3
	Total own iron ore production			31.4	31.9
	Strategic long-term contracts - iron ore
	North America [3]	Open pit	Pellets	2.8	2.5
	Africa [4]	Open pit	Lump and fines	2.8	2.8
	Total strategic long-term contracts - iron ore			5.6	5.3

	Total			37.0	37.2

(1)	Total of all finished production of fines, concentrate, pellets and lumps.
(2)	Includes own mines and share of production from Hibbing (United States, 62.30%) and Peña (Mexico, 50%).
(3)	Consists of a long-term supply contract with Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
(4)

Includes purchases under an interim strategic agreement with Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) which was extended on  December 13, 2012 and became effective on January 1, 2013, pursuant to which SIOC supplied a maximum annual volume of 4.8 million tonnes of iron ore at a weighted average price of $65 per tonne.  On November 5, 2013,  ArcelorMittal and SIOC entered into an agreement establishing long-term pricing arrangements for the supply of iron ore by SIOC to ArcelorMittal.  Pursuant to the terms of the agreement, which became effective on January 1, 2014, ArcelorMittal may purchase from SIOC up to 6.25 million tonnes iron ore per year, complying with agreed specifications and lump-fine ratios. The price of iron ore sold to ArcelorMittal by SIOC is determined by reference to the cost (including capital costs) associated with the production of iron ore from the DMS Plant at the Sishen mine plus a margin of 20%, subject to a ceiling price equal to the Sishen Export Parity Price at the mine gate. While all prices are referenced to Sishen mine costs (plus 20%) from 2016, the parties agreed to a different price for certain pre-determined quantities of iron ore for the first two years of the 2014 Agreement.

		Six months ended June 30,
	Coal production (million metric tonnes)	2014	2015
	Own mines
	North America	1.03	0.79
	Asia, CIS & Other	2.53	2.30
	Total own coal production	3.56	3.09
	Strategic long-term contracts - coal
	North America [1]	0.18	0.05
	Africa [2]	0.20	-
	Total strategic long-term contracts - coal	0.38	0.05

	Total	3.94	3.14

1	Includes strategic agreement - prices on a fixed price basis.
2	Includes long term lease - prices on a cost-plus basis.

Sales in the Mining segment decreased 35% to $1.7 billion for the six months ended June 30, 2015 from $2.6 billion for the six months ended June 30, 2014. Sales of marketable iron ore and coal (internal market-priced and sales to external customers) decreased 44% to $1.2 billion for the six months ended June 30, 2015 from $2.1 billion for the six months ended June 30, 2014. Sales to external customers were $0.42 billion for the six months ended June 30, 2015 representing a 41% decrease compared to $0.71 billion for the six months ended June 30, 2014. The decrease in sales to external customers was primarily due to lower shipments from own mines for iron ore and coal and lower average iron ore and coal selling prices. Iron ore shipments to external customers decreased by 3% from 6.7 million tonnes for the six months ended June 30, 2014 to 6.5 million tonnes for the six months ended June 30, 2015. Sales of marketable iron ore (internal market-priced and sales to external customers) increased by 2% from 19.8 million tonnes for the six months ended June 30, 2014 to 20.1 million tonnes for the six months ended June 30, 2015. The increase in external shipments was due to increased production at the Company’s Canadian operations offset partially by lower Liberia and Brazil shipments.  Coal shipments to external customers decreased 30% from 1.0 million tonnes to 0.7 million tonnes. With respect to lower average selling prices, for example, the average iron ore spot price of $60 per tonne CFR China and the average spot price for hard coking coal FOB Australia at $96 per tonne were 46% and 18% lower for the six months ended June 30, 2015 than for the six months ended June 30, 2014, respectively. It should be noted, however, that there may be no direct correlation between reference prices and actual selling prices in various regions at a given time.

Operating loss attributable to the Mining segment for the six months ended June 30, 2015 was $78 million, as compared with operating income of $507 million for the six months ended June 30, 2014 primarily driven by lower seaborne iron ore market prices, partially offset by lower costs and restructuring of the Company’s coal operations, including the sale of the Kuzbass coal mines. Iron ore marketable volume for the six months ended June 30, 2015 was 20.1 million tonnes, compared to 19.8 million tonnes for the six months ended June 30, 2014, representing an increase of 2%. Coal marketable volume for the six months ended June 30, 2015 was 1.3 million tonnes, compared to 2.1 million tonnes for the six months ended June 30, 2014, representing a decrease of 38%. Cost of sales was lower at $1.7 billion for the six months ended June 30, 2015 as compared to $2.0 billion for the six months ended June 30, 2014.

Own iron ore production (not including supplies under strategic long-term contracts) in the six months ended June 30, 2015 was 31.9 million metric tonnes, 2% higher than in the six months ended June 30, 2014, primarily due to higher production at the Company’s Canadian operations.

Own coal production (not including supplies under strategic long-term contracts) in the six months ended June 30, 2015 was 3.1 million metric tonnes, representing a decrease of 13% compared to the six months ended June 30,

2014, mainly related to lower production at the Company’s USA coal operations (Princeton) and the disposal of the Kuzbass coal mines in Russia during the fourth quarter of 2014.

Investments in associates, joint ventures and other investments

Income from investments in associates, joint ventures and other investments was $123 million for the six months ended June 30, 2015, compared to income of $154 million for the six months ended June 30, 2014. The income was primarily related to the annual dividend received from Erdemir. The income for the six months ended June 30, 2014 was primarily related to the annual dividend received from Erdemir, improved performance of Spanish entities and the share of profits of the Calvert operations.

Financing costs

Net financing costs for the six months ended June 30, 2015 were stable at $1.5 billion as compared to the six months ended June 30, 2014.

Net interest expense (interest expense less interest income) decreased to $648 million for the six months ended June 30, 2015 as compared to $809 million for the six months ended June 30, 2014. The reduction is attributable to both lower gross debt outstanding and lower average cost  following the repayments of convertible bonds in the second quarter of 2014 and bonds in the fourth quarter of 2014.

Foreign exchange and other net financing costs (which includes foreign currency swaps, bank fees, interest on pensions, impairments of financial instruments, revaluation of derivative instruments, and other charges that cannot be directly linked to operating results) for the six months ended June 30, 2015 amounted to $829 million, as compared to costs of $707 million for the six months ended June 30, 2014. Foreign exchange and other net financing costs include a foreign exchange loss of $423 million as compared to income of $11 million for the six months ended June 30, 2014 mainly related to the appreciation of the US dollar against the Euro (7.8% for the six months ended June 30, 2015 as compared to 1% for the six months ended June 30, 2014) and the Brazilian Real (14.4% for the six months ended June 30, 2015 as compared to 6.4% for the six months ended June 30, 2014). This foreign exchange loss primarily relates to the impact of the US dollar appreciation on Euro denominated deferred tax assets partially offset by foreign exchange income on euro debt.

In addition, foreign exchange and other net financing costs for the six months ended June 30, 2014 included a payment following the termination of the Senegal greenfield project, non-cash charges for the premiums related to call options on treasury shares expired following the maturity of Euro convertible bonds and hedging instruments.

Income tax

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (29.22%), as well as in jurisdictions, mainly in Western Europe and the Americas which have a structurally higher corporate income tax rate.

ArcelorMittal recorded a consolidated income tax expense of $334 million for the six months ended June 30, 2015, as compared to a consolidated income tax expense of $217 million for the six months ended June 30, 2014.

Non-controlling interests

Net income attributable to non-controlling interests for the six months ended June 30, 2015 was $11 million as compared with net income attributable to non-controlling interests of $80 million for the six months ended June 30, 2014. Net income attributable to non-controlling interests primarily relates to the minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil partly offset by a net loss in ArcelorMittal Liberia.

Net loss attributable to equity holders of the parent

ArcelorMittal’s net loss attributable to equity holders of the parent for the six months ended June 30, 2015 was $549 million as compared to net loss attributable to equity holders of the parent of $153 million for the six months ended June 30, 2014, for the reasons discussed above.

B. Liquidity and capital resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level.

Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France, where the Company maintains a cash management system under which most of its cash and cash equivalents are centralized, and in Argentina, Brazil, Canada, Morocco, South Africa, Ukraine, USA, and Venezuela. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies is currently significant in the context of ArcelorMittal’s overall liquidity.

In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.

As of June 30, 2015, ArcelorMittal’s cash and cash equivalents, including restricted cash amounted to $4.7 billion as compared to $4.0 billion as of December 31, 2014. In addition, ArcelorMittal had available borrowing capacity of $6.0 billion under its credit facilities as of June 30, 2015, unchanged from December 31, 2014.

As of June 30, 2015, ArcelorMittal’s total debt, which includes long-term debt and short-term debt, was $21.3 billion, compared to $19.8 billion (excluding $0.1 billion of debt classified as held for sale) as of December 31, 2014.  Net debt (defined as long-term debt plus short-term debt, less cash and cash equivalents and restricted cash) was $16.6 billion as of June 30, 2015, up from $15.8 billion at December 31, 2014. Net debt increased primarily due to working capital deployment and dividend payments partly offset by the impact of the appreciation of the U.S. dollar against the euro. Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at June 30, 2015 was 42% as compared to 35% at December 31, 2014.

The margin applicable to ArcelorMittal’s principal credit facilities and the coupons on certain of its outstanding bonds are subject to adjustment in the event of a change in its long-term credit ratings. Due to, among other things, the weak steel industry outlook and ArcelorMittal’s credit metrics and level of debt, Standard & Poor’s, Moody’s and Fitch downgraded the Company’s rating to below “investment grade” in August, November and December 2012, respectively. On February 3, 2015, Standard & Poor’s further downgraded ArcelorMittal’s credit rating to BB with a stable outlook. In addition, Moody’s currently has ArcelorMittal’s credit rating on negative outlook. These downgrades triggered the interest rate “step-up” clauses in most of the Company’s outstanding bonds, resulting in an incremental interest expense of $63 million for the six months ended June 30, 2015, and $50 million for the six months ended June 30, 2014, compared to interest expense expected prior to the downgrades.

ArcelorMittal’s principal credit facility, which is the $6 billion revolving credit facility incorporating a first tranche of $2.5 billion maturing on April 30, 2018, and a second tranche of $3.5 billion maturing on April 30, 2020, contains restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These agreements also require compliance with a financial covenant, as summarized below.

The Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, referred to by the Company as the “Leverage ratio”. ArcelorMittal’s principal credit facilities set this ratio to 4.25 to 1, whereas certain facilities have a ratio of 4.0 to 1. As of June 30, 2015, the Company was in compliance with both ratios.

Non-compliance with the covenants in the facilities described above would entitle the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of June 30, 2015.

As of June 30, 2015, ArcelorMittal had guaranteed approximately $0.3 billion of debt of its operating subsidiaries. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of June 30, 2015.

		Repayment Amounts per Year
		(in billions of $)
	Type of Indebtedness As of June 30, 2015	Q315	Q415	2016	2017	2018	2019	2020	>2020	Total
	Bonds	1.0	-	1.6	2.5	2.5	2.3	2.2	7.0	19.1
	Long-term revolving credit lines
	- $2.5 billion tranche of $6 billion revolving credit facility	-	-	-	-	-	-	-	-	-
	- $3.5 billion tranche of $6 billion revolving credit facility	-	-	-	-	-	-	-	-	-
	Commercial paper [1]	0.2	-	-	-	-	-	-	-	0.2
	Other loans	0.2	0.1	0.9	0.2	0.1	0.2	0.1	0.2	2.0

	Total Debt	1.4	0.1	2.5	2.7	2.6	2.5	2.3	7.2	21.3

[1]	Commercial paper is expected to continue to be rolled over in the normal course of business.

The average debt maturity of the Company was 6.3 years as of June 30, 2015, as compared to 6.2 years as of December 31, 2014.

Financings

Principal credit facilities

On April 30, 2015, ArcelorMittal signed a $6 billion revolving credit facility which incorporates a first tranche of $2.5 billion maturing on April 30, 2018 and a second tranche of $3.5 billion maturing on April 30, 2020. The facility may be used for general corporate purposes and replaces the $2.4 billion revolving credit facility agreement dated May 6, 2010 and the $3.6 billion revolving credit facility agreement dated March 18, 2011. As of June 30, 2015, the $6 billion revolving credit facility remains fully available.

On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility was used by the Company and its subsidiaries for the issuance of letters of credit and other instruments and matures on September 30, 2016. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 to reduce its amount to $450 million. On September 30, 2014, the Company refinanced its Letter of Credit Facility by entering into a $350 million revolving multi-currency letter of credit facility.

2015 Capital markets transactions and other outstanding loans and debt securities

On July 3, 2015, ArcelorMittal completed the offering of CHF 225 million 2.5% Notes due July 3, 2020, issued under the Company’s Euro Medium Term Notes Programme. The proceeds of the issuance will be used to repay or prepay existing indebtedness.

On July 2, 2015, the Company redeemed its $1 billion 4.5% Unsecured Notes due August 5, 2015 prior to their scheduled maturity for a total amount of $1,022 million, including premium and accrued interest.

On June 1, 2015, ArcelorMittal completed the offering of $500 million 5.125% Notes due June 1, 2020 and $500 million 6.125% Notes due June 1, 2025, issued under the Company’s automatic shelf registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) (including a prospectus). The proceeds of the issuance were used to repay existing indebtedness, in particular the early redemption of bonds maturing in August 2015.

On April 9, 2015, ArcelorMittal completed the offering of €400 million Floating Rate Notes due April 9, 2018 and €500 million 3.00% Notes due April 9, 2021 issued under the Company’s Euro Medium Term Notes Programme. The proceeds of the issuance were used for general corporate purposes.

On June 10, 2014, ArcelorMittal entered into an agreement for financing with a financial institution for $1.0 billion. The financial institution had the right to request early repayment once per year beginning in February 2015 until the final maturity on April 20, 2017. On February 13, 2015, the Company elected to make an early repayment of such financing.

On January 14, 2015, ArcelorMittal completed the offering of €750 million 3.125% Notes due January 14, 2022 issued under the Euro Medium Term Notes Programme. The proceeds of the issuance were used for general corporate purposes.

During the six months ended June 30, 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were extended in 2015. As of June 30, 2015 the facilities, totalling approximately $0.8 billion, remain fully available.

Additional information regarding the Company’s outstanding loans and debt securities is set forth in Note 17 of ArcelorMittal’s consolidated financial statements for the year ended December 31, 2014 and Note 8 of ArcelorMittal’s condensed consolidated financial statements for the period ended June 30, 2015.

True sale of receivables (“TSR”) programs

The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)) for an aggregate amount of $5,267 million as of June 30, 2015. This amount represents the maximum amounts of unpaid receivables that may be sold and outstanding at any given time. Of this amount, the Company has utilized $5,015 million and $4,778 million as of December 31, 2014 and as of June 30, 2015, respectively. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale. The total amount of receivables sold under

TSR programs and derecognized in accordance with IAS 39 for the six months ended June 30, 2014 and 2015 was $19.4 billion and $17.2 billion, respectively (with amounts of receivables sold converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the consolidated statements of operations for the six months ended June 30, 2014 and 2015 were $80 million and $61 million, respectively.

Sources and uses of cash

The following table summarizes cash flows of ArcelorMittal for the six months ended June 30, 2015 and 2014:

	Summary of Cash Flows for the six months ended June 30,
	2014	2015
	(in $ millions)	(in $ millions)
Net cash provided by operating activities	1,077	104
Net cash used in investing activities	(1,697)	(875)
Net cash (used in) provided by financing activities	(1,118)	1,597

Net cash provided by operating activities

For the six months ended June 30, 2015, net cash provided by operating activities was $0.1 billion as compared with net cash provided by operating activities of $1.1 billion for the six months ended June 30, 2014.

Net cash provided by operating activities for the six months ended June 30, 2015, was negatively impacted by a $0.8 billion increase in working capital (consisting of inventories plus accounts receivable less accounts payable), primarily related to an increase in trade receivables and decrease in trade payables of $888 million and $571 million, respectively, partly offset by a decrease in inventories of $645 million, as compared to a $50 million increase in working capital a year earlier. The increase in trade receivables and decrease in trade payables is mainly due to increased activity in the first quarter of 2015 after a seasonal break at the end of the fourth quarter of 2014 while the reduction in inventories is mainly related to lower raw material prices for the six months ended June 30, 2015 as the average benchmark iron ore price per tonne of $60 CFR China and the average benchmark price for hard coking coal FOB Australia were 46% and 9% lower than in 2014, respectively, leading to a lower carrying value of raw materials and finished steel products in inventory.

Net cash provided by operating activities for the six months ended June 30, 2014 was negatively affected by payments made relating to the settlement of antitrust litigation in the United States and termination of the Senegal greenfield project.

Net cash used in investing activities

Net cash used in investing activities for the six months ended June 30, 2015 was $0.9 billion as compared with net cash used in investing activities of $1.7 billion for the six months ended June 30, 2014.

Capital expenditures were $1.3 billion for the six months ended June 30, 2015 as compared with $1.6 billion for the six months ended June 30, 2014. The Company currently expects that capital expenditures for the year ended 2015 will amount to approximately $3.0 billion, involving mainly sustaining capital expenditures.

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures (including those invested by the Company’s joint ventures) completed in the last half of 2014 and in the current year, as well as those that are ongoing.

Completed projects in most recent quarters

	Region/segment	Site	Project	Capacity / particulars	Actual completion
	China	Hunan Province	VAMA auto steel JV	Capacity of 1.5mt pickling line, 0.9mt continuous annealing line and 0.5mt of hot dipped galvanizing auto steel	Q1 2015
	USA	AM/NS Calvert	Continuous coating line upgrade to Aluminize line#4	Increased production of Usibor by 0.1mt / year	Q1 2015
	Brazil	Juiz de Fora (Brazil)	Rebar expansion	Increase in rebar capacity by 0.4mt / year	Q1 2015
	NAFTA	ArcelorMittal Dofasco (Canada)	Phase 1: Construction of a heavy gauge galvanizing line#6 to optimize galvanizing operations	Optimize cost and increase shipment of galvanized products by 0.3mt / year	Q2 2015

Ongoing projects

	Segment	Site	Project	Capacity / particulars	Forecasted completion
	NAFTA	ArcelorMittal Dofasco (Canada)	Phase 2: Convert the current galvanizing line #4 to a Galvalume line	Allow the galvaline #4 to produce 160kt for galvalume and 128kt for galvanize	2016
	Europe	ArcelorMittal Krakow (Poland)	HRM extension HDG increase	Increase HRC capacity by 0.9mt/ year Increasing HDG capacity by 0.4mt/ year	2016 2016
	Brazil	Acindar (Argentina)	New rolling mill	Increase in rolling capacity by 0.4mt / year for bars for civil construction	2016
	Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15mt/ year (high grade sinter feed)	Initial forecast of 2015 / Currently delayed[1]
	Brazil	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6mt / year and cold rolling (CR) capacity by 0.7mt / year	On hold
	Brazil	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.1mt / year	On hold[2]
	Brazil	Juiz de Fora (Brazil)	Meltshop expansion	Increase in meltshop capacity by 0.2mt / year	On hold[2]
	Brazil	Monlevade (Brazil)	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2mt / year; Sinter feed capacity of 2.3mt / year	On hold

Joint venture projects

	Country	Site	Project	Capacity / particulars	Forecasted completion

	Canada	Baffinland	Early revenue phase	Production capacity 3.5mt/ year (iron ore)	H2 2015
	USA	AM/NS Calvert	Slab yard expansion	Increase coil production level up to 5.3mt/year coils.	H2 2016

1

The Liberia phase 2 project to invest $1.7 billion to construct 15 million tonnes of concentrate capacity and associated infrastructure has been delayed. This follows the contractor’s declaration of force majeure on August 8, 2014 due to the Ebola virus outbreak in West Africa. Given the project delays and recent deterioration of iron ore prices, the Company is assessing its options to progress with this project. ArcelorMittal remains fully committed to Liberia. Phase 1 operations are continuing as normal at this time and to date have not been affected by the Ebola situation in Liberia.

2

Though the Monlevade wire rod expansion project  and Juiz de Fora meltshop expansion are expected to be completed in the second half of 2015 and 2016 respectively, the Company does not expect to increase shipments until domestic demand improves.

Cash inflow from other investing activities for the six months ended June 30, 2015 amounted to $412 million and included primarily an inflow of $108 million from the exercise of the fourth put option on Hunan Valin shares, $67 million following the repayment of a loan granted to the equity method investment ArcelorMittal RZK Celik Servis Merkezi Sanayi ve Ticaret Annim Sirketi (“RZK”), $92 million from the steel cord business divestment and proceeds from the sale of tangible assets. Other investing activities for the six months ended June 30, 2014 included an inflow of $183 million from the sale of ATIC Services S.A. (“ATIC”) and the steel cord business ($144 million and $39 million, respectively) as well as proceeds from the exercise of the second put option in Hunan Valin. Other investing activities for the six months ended June 30, 2014 included also an outflow of $258 million associated with the acquisition of ThyssenKrupp Steel USA through the joint venture with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”).

Net cash (used in) provided by financing activities

Net cash provided by financing activities was $1.6 billion for the six months ended June 30, 2015, as compared to cash used in financing activities of $1.1 billion for the six months ended June 30, 2014.

During the six months ended June 30, 2015, receipts from the issuance of debenture loans amounted to $2.6 billion including $1.9 billion related to the issuance of Notes under the Company’s Euro Medium Term Notes Programme (€750 million 3.125% Notes due January 14, 2022, €400 million Floating Rate Notes due April 9, 2018 and €500 million 3.00% Notes due April 9, 2021) and $1 billion proceeds from the issuance of $500 million 5.125% Notes due June 1, 2020 and $500 million 6.125 per cent Notes due June 1, 2025. These proceeds were partly offset by a repayment of a $1.0 billion loan with a financial institution.

Dividends paid to ArcelorMittal shareholders and to non-controlling shareholders in subsidiaries during the six months ended June 30, 2015 amounted to $331 million and $53 million, respectively. Dividends paid to non-controlling shareholders in subsidiaries and payments to holders of subordinated perpetual capital securities during the six months ended June 30, 2014 amounted to $40 million and $22 million, respectively.

Equity

Equity attributable to the equity holders of the parent decreased to $36.8 billion at June 30, 2015, compared with $42.1 billion at December 31, 2014, primarily due to the decrease of the foreign exchange translation reserve by $4.4 billion as a result of the depreciation of most currencies against the U.S. dollar, the net loss attributable to the equity holders of the parent of $0.5 billion and dividend payments of $0.3 billion.

Earnings distributions

On May 5, 2015 at the Annual General Shareholders’ meeting, the shareholders approved the Company’s dividend of $0.20 per share. The dividend amounted to $331 million and was paid on June 15, 2015.

Treasury shares

ArcelorMittal held 10,876,852 shares in treasury at June 30, 2015, down from 11,018,413 shares at December 31, 2014 as a result of allocations to employees under incentive plans. At June 30, 2015, the number of treasury shares represented approximately 0.65% of the total issued number of ArcelorMittal shares.

C. Research and development, patents and licenses

Research and development expense (included in selling, general and administrative expenses) was $120 million for the six months ended June 30, 2015 as compared to $150 million for the six months ended June 30, 2014. The decrease in expense was largely due to the USD appreciation against the Euro.

D. Trend information

All of the statements in this “Trend information” section are subject to and qualified by the information set forth under the “Cautionary statement regarding forward-looking statements”. See also “—Key factors affecting results of operations” above.

Outlook

Based on the current economic outlook, ArcelorMittal expects global apparent steel consumption (“ASC”) to be stable in 2015 as compared to 2014. ArcelorMittal expects the pick-up in European manufacturing activity to continue and support ASC growth of approximately 1.5% to 2.5% in 2015. Whilst underlying demand continues to expand in the United States, due to the destock that occurred during the first six months of 2015, ASC is expected to decline by 3% to 4% in 2015; nevertheless, ASC in the United States for the second half of 2015 is expected to be approximately 2% to 3% above the first half of 2015 levels. The outlook for emerging markets remains weak and ArcelorMittal has revised its ASC forecasts accordingly. In Brazil, particularly due to a weaker construction market, ASC is expected to decline by 11% to 13%; for the CIS ArcelorMittal expects to decline by 8% to 10%. In China, ArcelorMittal sees signs of stabilization due to the government’s targeted stimulus, however the real estate market remains weak and ArcelorMittal expects a slight decline of up to 1% in apparent steel consumption in 2015. While risks remain to the global demand picture, given ArcelorMittal’s specific geographical and end market exposures, the Company expects its steel shipments to increase by between 3% to 5% in 2015 as compared to 2014.

Additionally, the Company expects 2015 capital expenditures of approximately $3.0 billion and 2015 net interest expense of approximately $1.4 billion.

Importantly, the Company continues to expect to achieve progress towards the medium term net debt target of $15 billion.

E. Off-balance sheet arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Recent developments

•         During the first half of 2015, ArcelorMittal completed several financing transactions. Please refer to the Business Overview – Liquidity and Capital Resources and Business Overview – Financings sections of this report for a summary of the transactions.

•         On July 10, 2015, ArcelorMittal announced that Simon Wandke has been nominated Executive Vice President of ArcelorMittal and promoted to Chief Executive Officer of ArcelorMittal Mining, with immediate effect. Simon replaces Bill Scotting, who is leaving the Company to pursue other opportunities.

•         On May 22, 2015, ArcelorMittal and the Steel Authority of India Limited (“SAIL”), India’s leading steel company signed a Memorandum of Understanding to set up an automotive steel manufacturing facility under a joint venture arrangement in India. This was the first step toward creating the proposed joint venture which will construct a state-of-the-art cold rolling mill and other downstream finishing facilities in India that will offer technologically advanced steel products to India’s rapidly growing automotive sector.

Legal proceedings

Tax claims

Brazil

In May 2014, ArcelorMittal Comercializadora de Energia received a tax assessment from the state of Minas Gerais alleging that the Company did not correctly calculate tax credits on interstate sales of electricity from the February 2012 to December 2013 period. The amount claimed totals $49 million. ArcelorMittal Comercializadora de Energia filed its defense in June 2014. Following an unfavorable administrative decision in November 2014, ArcelorMittal filed an appeal in December 2014. In March 2015, there was a further unfavourable decision at the second administrative level. The Company is preparing a judicial claim.

In the period from May to July 2015,  ArcelorMittal Brasil received 9 tax assessments from the state of Rio Grande do Sul alleging that the Company, through its branches in that state, had not made advance payments of ICMS ( a value added tax) on sales in that state covering the period from May 2010 to April 2015. The amount claimed totals $85 million. ArcelorMittal Brasil has filed its defense in 8 cases and is preparing its defense in the other case.

Ukraine

In September 2012, the Ukrainian tax authorities conducted an audit of ArcelorMittal Kryvyi Rih, resulting in a tax claim of approximately $71 million. The claim relates to cancellation of VAT refunds, cancellation of deductible expenses and queries on transfer pricing calculations. On January 2, 2013, ArcelorMittal Kryvyi Rih filed a lawsuit with the District Administrative Court to challenge the findings of this tax audit. On April 9, 2013, the District Administrative Court rejected the claim by the tax authorities retaining only a tax liability of approximately $0.2 million against ArcelorMittal Kryvyi Rih. Both parties filed appeals, and, on November 7, 2013, the Court of Appeal rejected the appeal by the tax authorities and retained only a tax liability of approximately $0.1 million against ArcelorMittal Kryvyi Rih. On November 12, 2013, the tax authorities filed an appeal in cassation. On June 3, 2015, the Supreme Administrative Court of Ukraine decided entirely in favour of ArcelorMittal Kryvyi Rih. The tax authorities may appeal the judgment to the Supreme Court of Ukraine before June 3, 2016.

Competition/Antitrust claims

Romania

In 2010 and 2011, ArcelorMittal Galati entered into high volume electricity purchasing contracts with Hidroelectrica, a partially state-owned electricity producer. Following allegations by Hidroelectrica’s minority shareholders that ArcelorMittal Galati (and other industrial electricity consumers) benefitted from artificially low tariffs, the European Commission opened a formal investigation into alleged state aid in April 2012. The European Commission announced on June 12 2015 that electricity supply contracts signed by Hidroelectrica with certain electricity traders and industrial customers (including the one entered by ArcelorMittal Galati) did not involve state aid within the meaning of the EU rules.

Other legal claims

Argentina

Over the course of 2007 to 2015, the Argentinian Customs Office Authority (Aduana) notified the Company of certain inquiries that it is conducting with respect to prices declared by the Company’s Argentinian subsidiary, Acindar related to iron ore imports. The Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers and from ArcelorMittal Sourcing on 37 different claims concerning several shipments made between 2002 and 2014. The aggregate amount claimed by the Customs Office Authority in respect of the shipments is approximately $ 192 million. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation. By May 2015, in 21of the total 37 cases, the administrative branch of the Customs Office Authority ruled against Acindar (representing total claims of $65  million). These decisions have been appealed to the Argentinian National Fiscal Court.

Italy

In January 2010, ArcelorMittal received notice of a claim filed by Finmasi S.p.A. relating to a memorandum of agreement (“MoA”) entered into between ArcelorMittal Distribution Services France (“AMDSF”) and Finmasi in 2008. The MoA provided that AMDSF would acquire certain of Finmasi’s businesses for an amount not to exceed €93 million, subject to the satisfaction of certain conditions precedent, which, in AMDSF’s view, were not fulfilled. Finmasi sued for (i) enforcement of the MoA, (ii) damages of €14 million to €23.7 million or (iii) recovery costs plus quantum damages for Finmasi’s alleged lost opportunity to sell to another buyer. In September 2011, the court rejected Finmasi’s claims other than its second claim. The court appointed an expert to determine the quantum of damages. In May 2013, the expert’s report was issued and valued the quantum of damages in the range of €37.5 million to €59.5 million. ArcelorMittal appealed the decision on the merits. In May 2014, the Court of Appeals issued a decision rejecting ArcelorMittal’s appeal. In June 2014, ArcelorMittal filed an appeal of the Court of Appeal’s judgment with the Italian Court of Cassation. On December 18, 2014, the Court of Milan issued a decision on the quantum of the damages and valued the quantum of damages in the sum of €23.7 million plus interest. In June 2015, both parties served appeals of the decision on quantum, with ArcelorMittal also seeking the suspension of the enforceability of the decision. On July 1,  2015, Finmasi formally notified to AMDSF the declaration of enforcement of the decision of December 18, 2014. On July 28, 2015, AMDSF filed an appeal against such declaration with the Court of Appeal of Reims in France.

Corporate governance

Please refer to the “Corporate Governance” section of our 2014 Annual Report on Form 20-F for a complete overview of our corporate governance practices. The purpose of the present section is solely to describe the events and changes affecting the corporate governance of the Company between December 31, 2014 and June 30, 2015.

For a description of the changes to the board of directors of the Company (the “Board of Directors”) after the annual general meeting of shareholders held on May 5, 2015, please refer to the Board of Directors section below.

Share ownership

In May 2015, the Company put in place a Share Ownership Policy for its Chief Executive Officer (“CEO”). Share ownership demonstrates to our shareholders, the investing public and the Company’s employees, the commitment of the CEO to the Company, and directly aligns his interests with the Company’s shareholders.

Accordingly, the CEO should, within 3 years of the end of the current calendar year, own common shares of the Company at least equal to 3 times his annual salary.

Annual general meeting of shareholders held on May 5, 2015

Share buy-back

The share buy-back authorization approved by the annual general meeting of shareholders in May 2010 was cancelled by a resolution of the general meeting of shareholders on May 5, 2015. The share buy-back authorization approved by the annual general meeting of shareholder on May 5, 2015 will remain valid for a five-year period, i.e., until May 5, 2020, or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the expiration of the five-year period.

The maximum number of shares that may be held or acquired is the maximum allowed by the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Law”), in such manner that the accounting par value of the Company’s shares held by the Company do not in any event exceed 10% of the Company’s issued share capital.

The maximum number of own shares that the Company may hold at any time directly or indirectly may not have the effect of reducing its net assets ("actif net") below the amount mentioned in paragraphs 1 and 2 of Article 72-1 of the Law.

The purchase price per share to be paid shall not represent more than 110% of the trading price of the shares on the markets where the Company is listed, and no less than one cent.

For off-market transactions, the maximum purchase price shall be 110% of the reference price on the Euronext markets where the Company is listed. The reference price will be deemed to be the average of the final listing prices per share on these markets during thirty (30) consecutive days on which these markets are open for trading preceding the three trading days prior to the date of purchase. In the event of a share capital increase by incorporation of reserves or issue premiums and the free allotment of shares, as well as in the event of the division or regrouping of the shares, the purchase price indicated above shall be adjusted by a multiplying coefficient equal to the ratio between the number of shares comprising the issued share capital prior to the transaction and such number following the transaction.

All powers were granted to the Board of Directors, with the power to delegate, to effectuate the implementation of this authorization.

Equity-based compensation

The May 5, 2015 annual general meeting of shareholders authorized the Board of Directors, in particular to allocate up to 5 million of the Company’s fully paid-up common shares (the “2015 Cap”), and to adopt any rules or measures to implement the Group Management Board Performance Share Unit Plan (the “GMB PSU Plan”) and other retention based grants below the level of the GMB that the Board of Directors may at its discretion consider appropriate. Such authorization is valid until the annual general meeting of shareholders to be held in 2016.

The GMB PSU Plan is designed to enhance the long-term performance of the Company and align the members of our Group Management Board (“GMB”) with the Company’s objectives. The GMB PSU Plan complements the Company’s existing program of annual performance-related bonuses, which is the Company’s reward system for short-term performance and achievements. The main objective of the GMB PSU Plan is to be an effective performance-enhancing scheme for GMB members based on the achievement of the Company’s strategy aimed at creating measurable long-term shareholder value.

The members of the GMB, including the Chief Executive Officer, will be eligible for Performance Share Unit (“PSU”) grants. The GMB PSU Plan provides for cliff vesting on the third year anniversary of the grant date, under the condition that the relevant GMB member continues to be actively employed by the ArcelorMittal group on that date. If the GMB member is retired on that date or in case of an early retirement by mutual consent, the relevant GMB member will not automatically forfeit PSUs and pro rata vesting will be considered at the end of the vesting period at the sole discretion of the Appointments, Remuneration & Corporate Governance Committee of the Board

of Directors. Awards under the GMB PSU Plan are subject to the fulfillment of cumulative performance criteria over a three-year period from the date of the PSU grant. The value of the grant at grant date will equal one year of base salary for the Chief Executive Officer and 80% of base salary for the other GMB members. Each PSU may give right to up to one and half (1.5) shares of the Company.

An explanatory presentation, including a description of the performance targets applicable to the GMB PSU Plan is available on www.arcelormittal.com under Investors – Equity investors – Shareholders’ meetings – Annual General Meeting May 5, 2015.

The allocation of PSUs to eligible GMB members is reviewed by the Appointments, Remuneration & Corporate Governance Committee of the Board of Directors, which is comprised of four independent directors, and which makes a proposal and recommendation to the full Board of Directors pursuant to such review. The vesting criteria of the PSUs are also monitored by the Appointments, Remuneration & Corporate Governance Committee. The Company will report in its annual reports on the progress of meeting the vesting criteria on each grant anniversary date as well as on the applicable peer group.

Board of Directors

The May 5, 2015 annual general meeting of shareholders re-elected Mr. Narayanan Vaghul, Mr. Wilbur Ross and Mr. Tye Burt as directors and elected Mrs. Karyn Ovelmen  as director, each of them for a three-year term that will automatically expire at the annual general meeting of shareholders to be held in 2018.

The Board of Directors is composed of 12 directors, of whom eleven are non-executive directors and eight are independent directors. The 12 directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Antoine Spillmann, Mr. Wilbur L. Ross, Mr. Lewis B. Kaden, Mr. Narayanan Vaghul, Mr. Jeannot Krecké, Mr. Tye Burt, Mrs. Suzanne Nimocks, Mr. Bruno Lafont, Mr. Michel Wurth and Mrs. Karyn Ovelmen. The four non independent directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Jeannot Krecké and Mr. Michel Wurth. The Board of Directors comprises one executive director: Mr. Lakshmi N. Mittal, the Chairman and Chief Executive Officer of the Company. None of the members of the Board of Directors, including the executive director, have entered into service contracts with the Company or any of its subsidiaries that provide for benefits upon the termination of their mandate. For additional information on the functioning of the Board of Directors and the composition of its committees, please refer to the 2014 Annual Report on Form 20-F of the Company available on www.arcelormittal.com under “Investors – Financial reports – SEC Filings.”

Cautionary statement regarding forward-looking statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg financial and stock market regulator (Commission de Surveillance du Secteur Financier) and the SEC. ArcelorMittal undertakes no obligation to publicly update its forward looking statements, whether as a result of new information, future events, or otherwise.